# ING Financial Markets LLC
## (A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

## Statement of Financial Condition

### December 31, 2015
*(In Thousands)*

**Assets**

| | |
|---|---:|
| Cash | $ 76,790 |
| Securities segregated under Federal and other regulations | 219,351 |
| Collateralized financing agreements: | |
| Securities borrowed | 13,349,780 |
| Securities purchased under agreements to resell at fair value | 16,290,707 |
| Securities received as collateral | 2,656,988 |
| Receivable from affiliates | 2,019 |
| Receivable from brokers, dealers, and clearing organizations | 387,897 |
| Receivable from customers | 866 |
| Financial instruments owned, at fair value (of which $509,675 was pledged in relation to secured financing transactions) | 714,262 |
| Financial instruments owned, not readily marketable, at fair value | 1,061 |
| Other assets | 7,596 |
| Total assets | $ 33,707,317 |

**Liabilities and member's equity**

| | |
|---|---:|
| Liabilities: | |
| Short-term loan from affiliate | $ 620,000 |
| Collateralized financing agreements: | |
| Securities loaned | 7,751,341 |
| Securities sold under agreements to repurchase at fair value | 17,785,006 |
| Payable to brokers, dealers, and clearing organizations | 140,863 |
| Payable to customers | 2,373,249 |
| Financial instruments sold, not yet purchased, at fair value | 1,140,582 |
| Obligation to return securities received as collateral | 2,656,988 |
| Accounts payable, accrued expenses, and other liabilities | 2,980 |
| Total liabilities | 32,471,009 |
| | |
| Member's equity | 1,236,308 |
| Total liabilities and member's equity | $ 33,707,317 |

*See accompanying notes to financial statements.*